

12-31-04 PE

MOUNTAIN BANCSHARES, INC.

2004
ANNUAL REPORT
TO
SHAREHOLDERS

PROCESSED
APR 04 2005
THOMSON
FINANCIAL





March 28, 2005

To Our Shareowner:

Mountain Bancshares, Inc., and its subsidiary Mountain State Bank, are pleased to present the 2004 Annual Report. Your company sustained the momentum it began with the bank's opening in April 2003 through strong loan growth, sound deposit pricing, and profit-focused objectives. The Directors, management team and staff continue to place the emphasis on shareholder value through the daily behaviors of running the company.

For the 12 months ending December 31, 2004, total assets were $81,135,806, with total loans of $60,478,648, and total deposits of $69,906,583. The Company achieved positive earnings for the year of $334,999 while maintaining a loan loss reserve of 1% of total loans. For the year, our Return on Assets was 0.54%, and our Return on Equity was 3.13%, while maintaining good expense control. We are extremely proud of these results and sincerely hope that you share that pride in your company.

Soundness, profitability, and growth (in that order) continue to provide the framework for our company's vision and the corresponding tactical implementation of all we do. During 2004, the directors, officers, and staff collectively contributed to the preparation of a written three year Strategic Plan which will guide the company forward. This plan will be examined and updated annually to maintain a rolling three year roadmap. Compliance costs associated with being an S.E.C. registered Company continue to increase at a rapid pace. Your Board is constantly reviewing these costs, the benefits of S.E.C. registration, and any viable alternatives available to us. This is a difficult issue, but one that must be addressed given the huge costs that we are incurring.

We expect our success to continue in 2005 and will strive to exceed the expectations of our people, our clients, our shareowners, and our communities. Your continued support, along with the dedication of our Board of Directors, officers, and staff will provide the foundation for this success. Please allow us to serve your banking needs as well as those whom you will refer to the bank. Together, we can all be successful! Thank you for your investment in Mountain State Bank and allowing us to serve you.

Sincerely,





John L. Lewis
President & CEO

Ronald E. Anderson
Chairman of the Board

FDIC
EQUAL HOUSING LENDER

6602 Highway 53 East • Dawsonville, Georgia 30534 • Phone: 706.265.1001 • Fax: 706.265.1022

MOUNTAIN STATE BANCSHARES, INC
AND MOUNTAIN STATE BANK

BOARD OF DIRECTORS

Ronald E. Anderson, Chairman – Retired; employed by Federated Department Store for 33 years; serving as Executive Vice President of Federated Systems Group Division at retirement.

Jerome L. (Jerry) Blankenship – Retired; employed by United Parcel Service for 30 years; serving as Corporate Internal Audit Director at retirement.

John F. (Jack) Conway – Owner and operator of Atlanta Gearworks, Inc. Dawsonville, Georgia.

Scott A. Henson – Owner and operator of Scott A. Henson, Inc. since 1987.

Douglas G. Hiser – Dr. Hiser operates Hiser Orthodontics in Cumming, Dahlonega and Dawsonville, Georgia.

Anna B. Williams, Vice Chairman – Owner and operator of Anna B. Williams, P.C. and a member of The Maverick Group, L.L.C., a real estate development firm.

L. Carlos Rodriguez – President and sole owner of Carlos Rodriguez, Inc. d/b/a La Cazuela Mexican Restaurants.

Donald Boggus – President and CEO of Crescent Banking Company and Crescent Bank & Trust.

John L. Lewis - President & CEO of Mountain Bancshares, Inc. and Mountain State Bank.

Mountain Bancshares, Inc.
Executive Officers

John L. Lewis – President and Chief Executive Officer

Lynn H. Barron – Senior Vice President and Chief Financial Officer

MOUNTAIN STATE BANK
OFFICERS

John L. Lewis – President and Chief Executive Officer

Spencer L. Strickland – Executive Vice President, Chief Lending Officer, Forsyth County President.

Lynn H. Barron – Senior Vice President and Chief Financial Officer

Alesia Ackerman, Vice President
Chris Baumgardner, Vice President
Donna Cross, Director of Marketing and Human Resources
Sherry Dial, Vice President
Amy Hughes, Banking Officer
David Hughes, Deposit Officer
Sandra Kelly, Vice President
Karen Raines, Banking Officer
William Wade, Vice President
Myra Whitfield, Banking Officer

Market for the Company's Common Stock and Related Stockholder Matters

As of December 31, 2004, there were approximately 584 shareholders of record of the Company's common stock. There is no established trading market for the Company's common stock. The Company has 1,200,000 shares of its common stock outstanding as of December 31, 2004. The Company has not paid and does not anticipate paying dividends on its common stock in the immediate future. At present, the only source of funds from which the Company could pay dividends would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that can be paid to the Company by the Bank without obtaining the prior approval of the Georgia Department of Banking and Finance. No assurances can be given that dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

MOUNTAIN BANCSHARES, INC.

Contents

	Page
Report of Independent Registered Public Accounting Firm	5
Consolidated Statements of Financial Condition	6
Consolidated Statements of Operations	7
Consolidated Statements of Comprehensive Income (Loss)	8
Consolidated Statements of Shareholders' Equity	9
Consolidated Statements of Cash Flows	10
Notes to Consolidated Financial Statements	11-27
Management's Discussion and Analysis of Financial Condition and Results of Operations	28-35



Report of Independent Registered Public Accounting Firm

The Board of Directors
Mountain Bancshares, Inc.
Dawsonville, Georgia

We have audited the accompanying consolidated statements of financial condition of Mountain Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mountain Bancshares, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Atlanta, Georgia
February 25, 2005

MOUNTAIN BANCSHARES, INC.
Consolidated Statements of Financial Condition
December 31, 2004 and 2003

Assets

	2004	2003
Cash and due from banks	$ 1,399,688	$ 1,024,845
Interest bearing deposits in banks	1,600,000	-
Federal funds sold	6,357,000	3,526,000
Securities available-for-sale	7,015,807	7,527,327
Loans, net of allowance for loan losses	59,873,861	28,955,872
Bank premises and fixed assets	4,455,926	4,638,283
Accrued interest receivable	290,721	181,311
Other assets	142,803	133,865
Total assets	$ 81,135,806	$ 45,987,503

Liabilities and Shareholders' Equity

	2004	2003
Deposits:		
Non-interest bearing	$ 5,824,435	$ 3,206,444
Interest-bearing:		
NOW accounts	2,142,749	1,317,616
Savings	249,155	63,594
Money market accounts	44,223,828	23,376,318
Time deposits of $100,000, and over	9,632,927	3,294,461
Other time deposits	7,833,489	3,495,527
Total deposits	69,906,583	34,753,960
Other liabilities	114,379	435,035
Total liabilities	70,020,962	35,188,995
Commitments and contingent liabilities		
Shareholders' equity		
Common stock, par value $5.00; 10,000,000 shares authorized; 1,200,000shares issued and outstanding	6,000,000	6,000,000
Additional paid-in capital	5,944,693	5,944,693
Accumulated deficit	(790,557)	(1,125,556)
Accumulated other comprehensive income(loss)	(39,292)	(20,629)
Total shareholders' equity	11,114,844	10,798,508
Total liabilitiesand shareholders' equity	$ 81,135,806	$ 45,987,503

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.
Consolidated Statements of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Interest income		
Interest and fees on loans	$ 3,509,954	$ 890,663
Interest on taxable securities	281,533	99,965
Interest on Federal funds sold	33,250	55,019
Interest on deposits in banks	17,850	-
Total interest income	3,842,587	1,045,647
Interest expense		
Interest on time deposits of $100,000 or more	143,841	49,160
Interest on other deposits	928,342	254,458
Interest on funds purchased and other borrowings	1,952	23,440
Total interest expense	1,074,135	327,058
Net interest income	2,768,452	718,589
Provision for loan losses	312,303	292,484
Net interest income after provision for loan losses	2,456,149	426,105
Noninterest income		
Service charges on deposits	85,807	22,960
Mortgage brokerage income	285,853	-
Other income	67,301	-
	438,961	22,960
Noninterest expense		
Salaries and employee benefits	1,568,533	807,324
Occupancy expenses	409,865	183,727
Other expenses	581,713	355,385
	2,560,111	1,346,436
Income (loss) before income taxes	334,999	(897,371)
Income tax expense	-	-
Net income (loss)	$ 334,999	$ (897,371)
Net income (loss) per share		
Basic and diluted	$ 0.28	$ (0.75)

The accompanying notes are an integral part ofthese financial statements.

MOUNTAIN BANCSHARES, INC.
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2004 and 2003

	2004	2003
Net income (loss)	$ 334,999	$ (897,371)
Unrealized holding losses arising during period, net of tax, less reclassification adjustment for gains and losses included in net income (loss)	(18,663)	(20,629)
Comprehensive income (loss)	$ 316,336	$ (918,000)

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2004 and 2003

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2002	1	$ 5	$ 5	$ (228,185)	$ -	$ (228,175)
Net loss	-	-	-	(897,371)	-	(897,371)
Change in unrealized loss on securities available-for-sale	-	-	-	-	(20,629)	(20,629)
Proceeds from stock offering, net of offering costs of $55,307	1,199,999	5,999,995	5,944,688	-	-	11,944,683
Balance, December 31, 2003	1,200,000	6,000,000	5,944,693	(1,125,556)	(20,629)	10,798,508
Net Income (Loss)	-	-	-	334,999	-	334,999
Change in unrealized loss on securities available-for-sale	-	-	-	-	(18,663)	(18,663)
Balance, December 31, 2004	1,200,000	$ 6,000,000	$ 5,944,693	$ (790,557)	$ (39,292)	$11,114,844

The accompanying notes are an integral part of these financial statements.

MOUNTAIN BANCSHARES, INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ 334,999	$ (897,371)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	216,448	54,290
Provision for loan losses	312,303	292,484
Gain on sale of fixed assets	(34,250)	-
(Increase) in accrued interest receivable	(109,410)	(181,311)
Net change in other assets and liabilities	(329,594)	334,075
Net cash provided by (used in) operating activities	390,496	(397,833)
Cash flows from investing activities		
(Increase) in deposits in other banks	(1,600,000)	-
(Increase) decrease in Federal funds sold	(2,831,000)	(3,526,000)
Loan originations and collections, net	(31,230,292)	(29,248,356)
Purchases of available-for-sale securities	(2,280,457)	(8,648,067)
Proceeds from maturities, sales, and calls of available-for-sale securities	2,773,314	1,100,111
Net additions to premises and equipment	159	(3,998,792)
Net cash usedin investing activities	(35,168,276)	(44,321,104)
Cash flows from financing activities		
Net increase in deposits	35,152,623	34,753,960
Net proceeds from issuance of common stock	-	11,944,683
Net proceeds (repayments) from lines of credit	-	(955,577)
Net cash provided by financing activities	35,152,623	45,743,066
Net increase cash and due from banks	374,843	1,024,129
Cash and due from banks at beginning of year	1,024,845	716
Cash and due from banks at end of year	$ 1,399,688	$ 1,024,845

The accompanying notes are an integral part of thesefinancial statements.

Note 1 – Nature of business and significant accounting policies

Nature of business

Mountain Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary, Mountain State Bank (the "Bank"). The Bank is engaged in community banking activities through its locations in Dawsonville and Cumming, Georgia, and the surrounding area. Most of the Bank's loans and loan commitments have been granted to customers in the Dawson and Forsyth County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

Mountain Bancshares, Inc. was incorporated on June 24, 2002, to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended, and the Georgia Bank Holding Company Act. During 2003, as an organizational entity, the organizers of the Company commenced a stock offering for the initial capitalization of the Company and the Bank. The registration statement for the offering filed by the Company was declared effective on January 8, 2003. The offering was completed in the second quarter of 2003, with 1,200,000 shares of the Company's common stock being sold for $10 per share, raising capital of $12 million. The Company has charged $55,307 of issuance costs against these gross proceeds.

Since inception through April 15, 2003, the Company engaged in pre-opening and organizational activities necessary to obtain regulatory approvals and to prepare its subsidiary, the Bank, to commence business as a financial institution. On April 15, 2003, the Bank opened for business.

Significant accounting policies

Basis of presentation - The consolidated financial statements include the accounts of the Company and its subsidiary Bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant group concentrations of credit risk – A substantial portion of the Bank's loan portfolio is to customers in the Cumming and Dawsonville, Georgia market areas. The ultimate collectibility of a substantial portion of the portfolio is therefore susceptible to changes in the economic and market conditions in and around these areas.

Note 1 – Nature of business and significant accounting policies(continued)

Cash and due from banks - For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.

Investment securities - The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale - Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

Securities held-to-maturity - Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

The Bank has not classified any securities as trading.

Gains and losses on the sale of securities are determined using the specific-identification method. Dividends and interest income are recognized when earned. A decline in fair value of individual available-for-sale or held-to-maturity securities below cost that is deemed other than temporary results in write-downs of individual securities to their fair value.

Loans and allowance for loan losses - Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest.

Accrual of interest income is discontinued when a loan becomes 90 days past due asto principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Management applies this criteria to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a periodof delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off, and then as interest income.

Note 1 – Nature of business and significant accounting policies(continued)

Loans and allowance for loan losses (continued) – Fees on loans and costs incurred in the origination of loans are recognized at the time the loan is placed on the books. Because loan fees are not significant and a substantial number of the Bank's loans have maturities of one year or less, the results of operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with accounting principles generally accepted in the United States of America.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Foreclosed real estate - Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the property less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

Bank premises and equipment - Premises and equipment are stated at cost less accumulated depreciation, computed by straight-line and declining balance methods over the estimated useful lives of the assets, which range from three to forty years.

Income taxes - Provisions for income taxes are based on amounts reported in the statements of operations after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share - Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share".

Fair value of financial instruments - The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected bythe assumptions used, including the discount rate and estimates of future cash flows.

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Note 1 – Nature of business and significant accounting policies (continued)

Fair Value of financial instruments (continued)

Cash and due from banks, Federal funds sold and interest-bearing deposits in banks - Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale and held-to-maturity securities - Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans - Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality.

Deposit liabilities and other borrowings - Due to the short-term nature of demand and savings accounts, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The value of these commitments are the fees charged to enter into such agreements. The Bank has determined that such instruments do not have a material distinguishable fair value and no fair value has been assigned to these instruments.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income (loss), are components of comprehensive income (loss).

Stock-based compensation – The Company accounts for stock-based compensation utilizing the intrinsic value method. See Note 9 for additional information regarding the Company's stock-based compensation plan. Presented below is certain actual financial information of the Company with comparative proforma information determined as if the Company had accounted for the stock-based compensation utilizing the fair-value method.

Note 1 – Nature of business and significant accounting policies(continued)

Stock-based Compensation (continued)

	2004	2003
Net income (loss) as reported	$ 334,999	$ (897,371)
Income (loss) per share as reported Basic and diluted:	$ 0.28	$ (0.75)
Stock-based employee compensation cost included in net income (loss) as reported	$ -	$ -
Stock-based employee compensation cost based on fair-value method	$ -	$ -
Proforma net income (loss) including stock-based compensation cost based on fair-value method	$ 334,999	$ (897,371)
Proforma income (loss) per share including stock-based compensation cost based on fair-value method Basic and diluted:	$ 0.28	$ (0.75)

New accounting pronouncements - In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock Based Compensation – Transition and Disclosure", which provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting for stock-based employee compensation. The provisions of SFAS No. 148 as adopted by the Company did not have a significant impact on the Company's financial reporting or operations.

In April 2003 the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Statement is effective for contracts entered into after June 30, 2003. The adoption of this Statement did not have a material effect on the Company's financial reporting or operations.

FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", was issued in May 2003 and establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provision of this statement did not have a material impact on the consolidated financial statements of the Company.

Note 1 – Nature of business and significant accounting policies(continued)

New accounting pronouncements (continued)

FASB Interpretation No. 4, " *Consolidation of Variable Interest Entities an interpretation of ARB No. 51, as amended by FASB Interpretation No. 46R*" was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities. The Company does not have variable interest entities as defined by this Interpretation and therefore, the adoption of the provisions of this FASB Interpretation did not have a material impact on the consolidated financial statements of the Company.

FASB Statement No. 123(R) "Share-Based Payment", was issued in December 2004 and requires compensation costs related to share-based payment transactions be recognized in the financial statements. This pronouncement is effective as of the first interim or annual reporting period after June 15, 2005. The Company is currently evaluating the requirements of SFAS No. 123(R), but expects that the adoption of the Pronouncement will not have a material impact on the Company's consolidated financial position and consolidated results of operations.

FASB Statement No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29", was issued in December 2004 and provides additional guidance on the accounting for nonmonetary exchanges of assets. The provisions of this SFAS are effective for nonmonetary asset exchanges occurring in fiscal periods ending after June 15, 2005. The Company will adopt this SFAS effective January 1, 2006, and the adoption of the statement is not expected to have a significant effect on the Company's results of operations or financial position.

Note 2 – Investment securities

The amortized cost and fair value amounts of securities owned as of December 31, are shown below:

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. agency	$ 4,003,216	$ 2,150	$ (14,663)	$ 3,990,703
Corporate obligations	1,300,000	-	-	1,300,000
Mortgage - backed	1,751,883	-	(26,779)	1,725,104
	$ 7,055,099	$ 2,150	$ (41,442)	$ 7,015,807

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
U.S. agency	$ 6,547,956	$ 8,396	$ (29,025)	$ 6,527,327
Corporate obligations	1,000,000	-	-	1,000,000
	$ 7,547,956	$ 8,396	$ (29,025)	$ 7,527,327

Note 2 – Investment securities (continued)

The amortized cost and fair value of securities as of December 31, 2004, by contractual maturity, are as follows:

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
One year or less	$ -	$ -
After one year through five years	3,494,720	3,484,297
After five years through ten years	508,496	506,406
After ten years	1,300,000	1,300,000
Mortgage-backed securities	1,751,883	1,725,104
	$ 7,055,099	$ 7,015,807

There were no securities pledged to secure public deposits or for other purposes at December 31, 2003. At December 31, 2004, the Bank had $1,000,000 of securities pledged to secure public funds. There were no material net realized gains (losses) on sales of securities during 2004 and 2003.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Securities Available for sale:				
U.S. agency	$ -	$ -	$ 14,663	$ 3,990,703
Corporate	26,779	1,725,104	-	-
	$ 26,779	$ 1,725,104	$ 14,663	$ 3,990,703

Management evaluates securities for other-than-temporary impairment on a periodic basis, more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004 the gross unrealized losses are primarily the result of changes in market interest rates. Each of the securities are U.S. agency debt securities, including mortgage-backed securities, or corporate securities. As the Bank has the ability to hold the securities for the foreseeable future, no declines are deemed to be other-than-temporary.

Note 3 – Loans

The composition of loans is summarized as follows:

	December 31,			
	2004		2003	
Commercial and industrial	$	4,308,327	$	11,114,692
Construction		31,229,851		6,525,827
Real estate		23,343,689		9,370,385
Consumer		1,596,781		2,237,452
		60,478,648		29,248,356
Unearned income		-		-
Allowance for loan losses		(604,787)		(292,484)
Loans, net	$	59,873,861	$	28,955,872

Changes in the allowance for loan losses were as follows:

	December 31			
	2004		2003	
Balance, beginning of year	$	292,484	$	-
Provision charged to operations		312,303		292,484
Recoveries		-		-
Loans charged off		-		-
Balance, end of year	$	604,787	$	292,484

There were no loans for which the accrual of interest had been discontinued or reduced at December 31, 2004 and 2003 or during the years ended December 31, 2004 and 2003. There was no significant reduction in interest income associated with non-accrual or renegotiated loans. There were no loans identified as impaired under SFAS 114 at December 31, 2004 and 2003.

At December 31, 2004 and 2003, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of $1,728,871 and $562,081, respectively. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for 2004:

	December 31			
	2004		2003	
Balance, beginning of year	$	562,081	$	-
Advances		3,152,953		573,696
Repayments		1,986,163		11,615
Balance, end of year	$	1,728,871	$	562,081

Note 4 – Foreclosed real estate

The Bank had no foreclosed real estate at or during the years ended December 31, 2004 and 2003.

Note 5 – Bank premises and equipment

Bank premises and equipment consists of the following:

	December 31,	
	2004	2003
Land	$ 1,390,991	$ 1,501,126
Building and improvements	2,478,560	2,454,189
Equipment, furniture and fixtures	843,216	737,652
Total cost	4,712,767	4,692,967
Less accumulated depreciation	256,841	54,684
Premises and equipment, net	$ 4,455,926	$ 4,638,283

Depreciation expense for the years ended December 31, 2004 and 2003, $ 216,448 and $54,290, respectively.

Note 6 – Deposits

At December 31, 2004, the scheduled maturities of time deposit liabilities were as follows:

2005	$ 16,520,047
2006	901,002
2007	27,578
2008	17,789
2009 and thereafter	0
	$ 17,466,416

Note 7 – Lines of Credit

To facilitate the formation of the Company, the Company established two lines of credit in 2002. The first line was for $500,000, which was used to cover pre-opening and stock offering expenses and carried a rate of 6% as of December 31, 2002. At December 31, 2003, $318,089 was outstanding. The line was personally guaranteed by the Organizers of the Company. The second line of credit of $1,600,000 was for the purpose of acquiring the Bank's land for banking facilities. As of December 31, 2003 the interest rate on the line was 4% and the outstanding balance was $637,488. Both lines were fully paid off in 2004.

Note 8 – Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Total deferred amounts are limited to amounts that can be deducted for Federal income tax purposes.

Note 9 – Shareholders' equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by the subsidiary Bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that as of December 31, 2004 and 2003, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2004 and 2003, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Total capital (to risk weighted assets)	$ 11,617,587	16.04%	$ 5,794,307	8%	$ 7,242,885	10%
Tier I capital (to risk weighted assets)	$ 11,012,800	15.20%	$ 2,898,105	4%	$ 4,347,158	6%
Tier I capital (to average assets)	$ 11,012,800	14.93%	$ 2,950,515	4%	$ 3,688,145	5%
As of December 31, 2003						
Total capital (to risk weighted assets)	$ 11,020,668	28.97%	$ 3,043,333	8%	$ 3,804,166	10%
Tier I capital (to risk weighted assets)	$ 10,728,184	28.21%	$ 1,521,189	4%	$ 2,281,783	6%
Tier I capital (to average assets)	$ 10,728,184	27.27%	$ 1,573,624	4%	$ 1,967,030	5%

Note 9 – Shareholders' equity and regulatory requirements(continued)

During 2003 the Company adopted the 2003 Stock Option Plan (the "Plan) for eligible directors, officers and key employees of the Company and Bank. Options are granted to purchase common shares at a price not less than the fair market value of the common stock at the date of grant, with fair value being established by the Board of Directors. The Company has reserved and made available under the Plan 200,000 shares of the Company's common stock.

The Plan provides for the grant of both incentive and nonqualified stock options. The Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements, and the number of shares covered by each option.

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", the Company has elected to account for the Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

Presentation of pro forma information regarding net income and earnings per share is presented in Note 1 to the financial statements, and has been determined as if the Company had accounted for the Plan under the fair value method of that Statement. The fair value for these options was estimated, for each of the years presented, at the date of grant using an option pricing model which included the following assumptions:

Dividend yield	1.0%
Volatility	10.0%
Risk-free rate	4.0%

In addition, the model assumed that each option was exercised in the initial year of vesting.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted, and generally provide for vesting over five to ten year periods. The Plan provides that vesting periods may not exceed ten years.

A summary of the Company's stock option activity, and related information, for the years ended December 31, 2004 and 2003 follows. Exercise price per share information is based on weighted averages.

Note 9 – Shareholders' equity and regulatory requirements(continued)

	2004		2003	
	Options	Exercise Price Per Share	Options	Exercise Price Per Share
Outstanding – beginning of year	135,000	$10.00	-	$ -
Granted	15,000	10.53	135,000	10.00
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding – end of year	150,000	$ 10.05	135,000	$ 10.00

As of December 31, 2004, 29,333 options were vested and exercisable. At December 31, 2003, no stock options were vested or exercisable.

The weighted-average remaining contractual life of options outstanding at December 31, 2004 and 2003 was 101 months and 113 months, respectively.

During 2003 the Company also adopted the Stock Warrant Plan for the purpose of granting warrants on the common stock of the Company to the Organizing Directors of the Company. The Company granted one stock warrant to each Organizing Director for each share of common stock of the Company purchased by the Director in the Company's public offering. The warrants are nonqualified stock warrants. The Company granted 205,000 warrants in connection with the offering. The warrants vest over a three year period, with a one-third per year vesting schedule. The warrants are exercisable at $10 per share, and must be exercised within ten years from the date of grant. The Stock Warrant Plan does not provide for the issuance of any further warrants.

Note 10 – Net Income (Loss) per share

The computation of basic and diluted earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented, plus, when their effect is dilutive, additional shares assuming the exercise of stock options and warrants, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." The Company utilitzes the treasury stock method in determining diluted earnings per share. For the years ended December 31, 2004 and 2003, the weighted average number of common shares outstanding was 1,200,000 shares. For the year ended December 31, 2004, the application of the treasury stock method resulted in 16,143 dilutive shares from the Company's outstanding options and warrants, resulting in a diluted earnings per share of $0.28. The effect of the diluted calculation for the year ended December 31, 2003 was anti-dilutive.

Note 11 – Income taxes

Total income tax (benefit) in the Statement of Operations for the years ended December 31, 2004 and 2003 was as follows:

Note 11 – Income taxes (continued)

	2004	2003
Current tax (benefit)	$ 220,082	$ -
Deferred tax (benefit)	116,000	(305,000)
Change in valuation allowance	(116,000)	305,000
Utilization of NOL carryforward	(220,082)	-
	$ -	$ -

The Company's provision for income tax (benefit) is materially consistent with the amount computed when applying the Federal tax statutory rate.

The primary components of deferred income taxes are a Federal tax net operating loss of approximately $183,000 resulting in a deferred tax asset of approximately $62,000, and the Bank's allowance for loan losses of approximately $604,000, resulting in a deferred tax asset of approximately $205,000. The net operating loss expires in years 2022 and 2023.

The Bank has provided for a deferred tax asset with respect to the unrealized loss on investment securities.

The amount of and ultimate realization of the benefits from the operating loss carryforwards and deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforward and deferred tax assets, the Company has established a valuation allowance equal to the amount of the recognized benefit for assets.

Note 12 – Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments, which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance sheet financial instruments:

	2004	2003
Commitments to extend credit	$15,915,912	$ 7,938,004
Standby letters of credit	60,000	109,750
	$ 15,975,912	$ 8,047,754

Note 12 – Commitments and contingencies (continued)

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment and personal property.

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the financial statements.

The Company and Bank entered into an employment agreement with its President and Chief Executive Officer, providing for an initial term of five years. The agreement provides for a base salary, an incentive bonus, and the granting of stock options on the Company's common stock equal to 5% of the number of shares of stock sold in the Company's public offering.

Note 13 – Supplemental consolidated cash flow information

	2004	2003
Income taxes paid	-	-
Interest paid	1,056,993	309,307

Note 14 - Fair value of financial instruments

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, were as follows at December 31 (in thousands):

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans, net	$ 59,874	$ 60,430	$ 28,956	$ 29,396
Certificates of deposit	$ 17,466	$ 17,533	$ 6,790	$ 6,830

Estimated fair value information of investment securities is presented in Note 2 of the financial statements.

Note 15 - Other expenses

Other non-interest expenses were as follows:

	2004	2003
Data processing	$ 149,972	$ 44,853
Legal and accounting	73,267	33,835
Printing and supplies	35,241	32,503
Advertising	52,196	42,587
Telephone	42,021	19,004
Outside services	18,475	24,513
Other	210,541	158,090
	$ 581,713	$ 355,385

Note 16 – Condensed financial information on Mountain Bancshares, Inc. (parent company only)

Condensed Balance Sheet
December 31, 2004 and 2003

	2004	2003
Assets		
Cash	$ 46,597	$ 149,707
Interest bearing deposit	100,000	
Investment in subsidiary	10,968,247	10,648,811
Total assets	$ 11,114,844	$ 10,798,518
Liabilities		
Lines of credit	$ -	$ -
Other liabilities	-	10
Shareholders' equity (deficit)	11,114,844	10,798,508
Total liabilities and shareholders' equity	$ 11,114,844	$ 10,798,518

Note 16 - Condensed financial information on Mountain Bancshares, Inc. (parent company only)(continued)

Condensed Statement of Operations
Years Ended December 31, 2004 and 2003

	2004	2003
Income, dividends from subsidiary	$ -	$ -
Expenses		
Personnel and employee benefits	-	107,665
Other	3,100	59,146
Loss before equity in undistibuted earnings (loss) of subsidiary	(3,100)	(166,811)
Equity in undistributed earnings (loss) of subsidiary	338,099	(730,560)
Net income (loss)	$ 334,999	$ (897,371)

Note 16 - Condensed financial information on Mountain Bancshares, Inc. (parent companyonly) (continued)

Condensed Statement of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income (loss)	$ 334,999	$ (897,371)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Equity in undistributed (earnings) loss of subsidiary	(338,099)	730,560
Other assets and liabilities	(10)	42,915
Total adjustments	(338,109)	773,475
Net cash used in operating activities	(3,110)	(123,896)
Cash flows from investing activities		
Purchase of land and premises	-	(817,345)
Purchase Certificate of Deposit	(100,000)	
Cash used in investment in subsidiary bank	-	(9,898,874)
Net cash used in investing activities	(100,000)	(10,716,219)
Cash flows from financing activities		
Proceeds (repayment) of lines of credit	-	(955,577)
Proceeds from issuance of common stock, net of direct costs	-	11,944,683
Net cash provided by financing activities	-	10,989,106
Net change in cash	(103,110)	148,991
Cash at beginning of year	149,707	716
Cash at end of year	$ 46,597	$ 149,707

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The accounting and reporting policies of the Company and Bank are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and the accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported.

Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record the valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies for the Company and Bank are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those that are highly dependent on subjective or complex judgments, estimates and assumptions, and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses to be the only critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on non-impaired loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based

on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

The allowance for loan losses consists of an allocated component and an unallocated component. The components of the allowance for loan losses represent an estimation done pursuant to either Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies,* or SFAS 114, *Accounting by Creditors for Impairment of a Loan.* The allocated component of the allowance for loan losses reflects expected losses resulting from analyses developed through specific credit allocations for individual loans and historical loss experience for each loan category. The specific credit allocations are based on regular analyses of all loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. These analyses involve a high degree of judgment in estimating the amount of loss associated with specific loans, including estimating the amount and timing of future cash flows and collateral values. The historical loss element is determined using the average of actual losses incurred over prior years for each type of loan. The historical loss experience is adjusted for known changes in economic conditions and credit quality trends such as changes in the amount of past due and nonperforming loans. The resulting loss allocation factors are applied to the balance of each type of loan after removing the balance of impaired loans from each category.

There are many factors affecting the allowance for loan losses; some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods.

Additional information on the Bank's loan portfolio and allowance for loan losses can be found in the Management's Discussion and Analysis and in Item 1, Loan Portfolio. Note 1 to the consolidated financial statements includes additional information on the Bank's accounting policies related to the allowance for loan losses.

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance sheet financial instruments:

	2004	2003
	(dollars in thousands)	
Commitments to extend credit	$ 15,916	$ 7,938
Standby letters of credit	60	110
	$ 15,976	$ 8,048

RESULTS OF OPERATIONS

Overview

Until April 15, 2003 the Company's principal activities related to its organization, the conducting of its common stock offering, the pursuit of approvals from regulatory agencies for the chartering and operation of the subsidiary Bank, and for approval from the Federal Deposit Insurance Corporation for insurance of the deposits of the Bank. The Company received approval from the Georgia Department of Banking and Finance on April 10, 2003, and received approval from the FDIC on April 10, 2003. The Bank opened for business on April 15, 2003. The Bank constructed two permanent facilities during 2003. The Forsyth County office, which is located at 6080 Bethelview Road, Cumming, Georgia, was completed in October 2003. The Dawson County office, located at 6602 Highway 53 East, Dawsonville, Georgia, was completed in November 2003.

The Company completed its stock offering during the second quarter of 2003. The Company sold 1,200,000 shares of common stock at $10 per share, for total gross proceeds of $12.0 million. The net proceeds to the Company after direct offering expenses was approximately $11.95 million. The Company capitalized the Bank with $11.4 million.

For the year ended December 31, 2004, the Bank experienced an increase in total assets and an increase in net income. Total assets increased 76.30% to $81.1 million at December 31, 2004 from $46 million at December 31, 2003. Net income increased to $334,999 from a net loss of $897,371 for the year ended December 31, 2003. Average total assets were $63.0 million for 2004 and were $33.2 million for 2003, an increase of $29.8 million or 89.75%. This increase in average assets is primarily the result of strong loan demand during 2004, and the Bank's continued growth in its market area. Net loans held for investment increased from $29.0 million at December 31, 2003 to $59.9 million at December 31, 2004, an increase of 107%. Commercial loans decreased $6.8 million, or 61.3%, from $11.1 million at December 31, 2003 to $4.3 million at December 31, 2004. Real estate mortgage loans increased $24.7 million, or 380%, from $6.5 million at December 31, 2003 to $31.2 million at December 31, 2004, and real estate construction loans increased $13.9 million, or 148%, from $9.4 million at December 31, 2003 to $23.3 million at December 31, 2004. Consumer loans decreased $.6 million or 27.3%, from $2.2 million at December 31, 2003 to $1.6 million at December 31, 2004. The decrease in installment and consumer loans is primarily the result of softer demand in this segment

of the loan portfolio. The increases in each of the other loan categories are the result of the Bank's continuing growth within its market area.

The allowance for loan losses was $604,787 at December 31, 2004 and was $292,484 at December 31, 2003. This represents an increase of $312,303, or 107%. The increase in the allowance is based upon management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.0% at December 31, 2004 and at December 31, 2003.

The asset growth of the Bank during 2004 was funded through deposit account growth within the Bank's existing market area. Total deposit accounts at December 31, 2004 were $69.9 million, an increase of $35.1, million or 101%, from $34.8 million at December 31, 2003.

The Bank's loan to deposit ratio was 86.5% at December 31, 2004 and 83.6% at December 31, 2003.

Net Interest Income

Net interest income is the difference between the interest and fees earned on loans, securities, and other interest-earning assets (interest income) and the interest paid on deposits and borrowed funds (interest expense). Higher net interest income is a result of the relationship between the interest-earning assets and interest-bearing liabilities. The level of net interest income is determined by the average balances, or volume, of interest earning assets and other funding sources. Changes in net interest income from period to period result from, among other things, increases or decreases in the volumes of interest earning assets and interest bearing liabilities, increases or decreases in the average rates earned and paid on those assets and liabilities, the mix of those assets and liabilities as well as the availability and costs of sources of funds, such as non-interest bearing deposits. Net interest income was $2,768,452 and $718,589 for the twelve months ended December 31, 2004 and December 31, 2003 respectively. Interest-earning assets were $74,846,668 and $40,009,199 as of December 31, 2004 and December 31, 2003. Loans, net of allowance, represent 79.99% of interest-earning assets as of December 31, 2004 and 72.37% as of December 31, 2003.

Total interest income for the twelve months ended December 31, 2004 was $3,842,587. Interest and fees on loans was $3,509,954, and interest on investment securities, including federal funds sold, was $314,783. Interest on deposits held in other banks was $17,850. This represents a $2,796,940, or 267% increase over 2003 interest income of $1,045,647, which was the result of the Bank's growth in its loan portfolio, as well as an improved net interest margin.

Interest expense for the twelve months ended December 31, 2004 was $1,074,135. Interest expense on customer deposit accounts was $1,072,183, and interest on other borrowings was $1,952 for the twelve months ended December 31, 2004. This represents a $747,077, or 228% increase interest expense in interest expense in 2003 of $327,058. The increase was primarily the result of deposit growth at tht Bank.

Non-interest Income

Non-interest income was $438,961 in 2004 and $22,960 in 2003, an increase of $416,000, or 1811%. Non-interest income is derived from service charges on deposits and other miscellaneous income which was $153,108 in 2004 and 22,960 in 2003, as well as mortgage origination fees of $285,853 for 2004, and $0 for 2003. We began our retail mortgage origination services in February of 2004.

Non-interest Expense

Non-interest expense for the twelve months ended December 31, 2004 was $2,560,111 and $1,346,436 in 2003, an increase of $1,213,675, or 90.1%. Non-interest expense includes salary and benefit costs, occupancy costs, and other operating expenses. The increase in non-interest expense is attributable to the addition of seven staff members, as well as a full year of salary expense for existing employees. Salary and benefits increased by $761,209 from $807,324 in 2003 to $1,568,533 in 2004. The increase in occupancy costs of $ 226,138, from 183,727 in 2003 to $409,865 in 2004 is a result of the completion and full year occupation of two offices. Other expenses increased by $226,328, from $355,385 in 2003 to $581,713 in 2004 from December 31, 2003 through December 31, 2004. Significant factors included an increase in data processing costs of $111,119, an increase in legal, audit, compliance and accounting costs of $49,990 and an increase in communications costs of $31,074. All of the referenced increases are due to the bank being in operation for a full year and the growth of the bank's customer and business bases.

Income Taxes

The Company has a net operating loss carryforward. The Company has provided for a full valuation allowance of any net deferred tax assets.

REVIEW OF FINANCIAL CONDITION

Overview

Management continuously monitors the financial condition of the Bank in order to protect depositors, increase retained earnings and protect current and future earnings. Further discussion of significant items affecting the Bank's financial condition are discussed in detail below.

Asset Quality

A major key to long-term earnings growth is the maintenance of a high-quality loan portfolio. The Bank's directive in this regard is carried out through its policies and procedures for extending credit to the Bank's customers. The goal and result of these

policies and procedures is to provide a sound basis for new credit extensions and an early recognition of problem assets to allow the most flexibility in their timely disposition.

The Bank had not identified any non-performing assets as of December 31, 2004.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based upon management's analysis of potential risk in the loan portfolio. The amount of the loan loss allowance and related provision is determined by an evaluation of the level of loans outstanding, the level of non-performing loans, historical loan loss experience, delinquency trends, the amount of actual losses charged to the allowance in a given period, and an assessment of present and anticipated economic conditions. From the previously described analysis, management determined that the allowance for loan losses should be increased from $292,484 to $604,787 through a provision for loan losses of $312,303 during the twelve months ended December 31, 2004. The ratio of allowance for loan losses to total loans was 1.0% at December 31, 2004. Management considers the current allowance for loan losses appropriate based upon its analysis of the potential risk in the portfolio, although there can be no assurance that the assumptions underlying such analysis will continue to be correct.

Liquidity and Capital Resources

Liquidity is the ability of an organization to meet its financial commitments and obligations on a timely basis. These commitments and obligations include credit needs of customers, withdrawals by depositors, and payment of operating expenses. The Bank does not anticipate any events which would require liquidity beyond that which is available through deposit growth, federal funds balances, warehouse lines and other funding sources or investment portfolio calls and maturities. The Bank actively manages the levels, types and maturities of earning assets in relation to the sources available to fund current and future needs to ensure that adequate funding will be available at all times. Management believes that the Bank's liquidity remains adequate to meet operating and loan funding requirements.

As of December 31, 2004, the Bank's liquidity ratio was 23.26%, as compared to 35.54% at December 31, 2003. Management is not aware of any demands, commitments or uncertainties, which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities on December 31, 2004 with a market value of $7,015,807 in its available-for-sale portfolio which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed to be "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2004, the Bank was asset sensitive through five years.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2004 (in thousands):

	0- 3 mos.	3 – 12 mos.	1 – 5 years	5 years or more	Total
Taxable securities	990	1,506	1,794	2,726	7,016
Federal funds sold	6,357	-	-	-	6,357
Loans	50,512	2,363	7,599	5	60,479
Total rate sensitive assets	57,859	3,869	9,393	2,731	73,852
NOW and money market deposits	46,366	-	-	-	46,366
Savings deposits	249	-	-	-	249
Time deposits	2,299	14,221	946	-	17,466
Total rate sensitive deposits	48,914	14,221	946	-	64,081
Borrowed funds	-	-	-	-	-
Total rate sensitive liabilities	48,914	14,221	946	-	64,081
Excess of rate sensitive assets less rate sensitive liabilities	8,945	(10,352)	8,447	2,731	9,771
Cumulative ratio of rate sensitive assets to liabilities	118%	98%	111%	115%	
Cumulative gap	8,945	(1,407)	7,040	9,771	

Capital Resources

The equity capital of the Bank totaled $10,968,247 at December 31, 2004, an increase of $319,436, or 3.0%, from equity capital of $10,648,811 at December 31, 2003. The increase in equity capital was attributable to the Bank's net income of $338,099, and a increase of $18,663 the Bank's after-tax unrealized loss on available-for-sale securities, which under Statement of Financial Accounting Standard No. 115, is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account.

The equity capital of the Company totaled $11.1 million at December 31, 2004.

Management believes that the capitalization of the Company and the Bank is adequate to sustain the growth experienced in 2004. The following table sets forth the applicable actual and required capital ratios for the Company and the Bank as of December 31, 2004:

Bank	December 31, 2004	Minimum Regulatory Requiremen
Tier 1 Capital ratio	15.20%	4.0%
Total risk-based capital ratio	16.04%	8.0%
Leverage ratio	14.93%	4.0%

The above ratios indicate that the capital position of the Bank is sound and that the Bank is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

Management is committed to maintaining capital at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements. Management's strategy to achieve this goal is to retain sufficient earnings while providing a reasonable return on equity.

NOTES